Portrait Corporation of America, Inc.
815 Matthews-Mint Hill Road
Matthews, North Carolina 28105
Telephone 704/847-8011
www.pcaintl.com

January 27, 2006

Mr. Larry Spirgel
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, DC 20549

RE: Portrait Corporation of America, Inc.
Form 10-K for the fiscal year ended December 31, 2004 [sic]
File No. 000-23747

Dear Mr. Spirgel,

We are sending you this letter in response to your letter of December 13, 2005. Each of your points is addressed below.

Unless otherwise noted in this letter, we confirm that we plan to address the comments as suggested in the staff’s letter in our future filings. For your convenience and reference, we have repeated in bold text the staff’s comments below (using the same paragraph numbering used in your letter) and included our responses below each corresponding comment.

Form 10-K for the Fiscal Year Ended January 30, 2005

Selected Financial Data, pages 26 and 27

1.	Please identify headings for the applicable years as “restated.”

The Company has amended its filing to include the appropriate headings.

2.	Refer to the ratio of earnings to fixed charges. Please present the amount of earnings not sufficient to cover fixed charges here and not in the footnote.

The Company has amended its filing to include the requisite information.

Item 8. Financial Statements and Supplementary Data

Note 1. Description of Business and Summary of Significant Accounting Principles, page 62

3.	Please tell us the impact of adopting FAS 143 on your financial statements.

The impact of legal obligations associated with retirement of tangible long-lived assets was deemed immaterial given the characteristics of the long-lived assets utilized in the operation of the Company’s business.

4.	We note that your lease with Meijer was terminated on January 3, 2005 and 24 stores were closed. Please tell us the impact of these closures on your financial statements.

During fiscal 2004, Meijer represented 0.4% of sales and (0.5)% of gross profit. In addition, the Company recognized a loss on disposal of $0.6 million related to the retirement of Meijer-related fixed assets. This loss was recorded in general and administrative expenses in the statement of operations.

Note 2. Operations, Liquidity and Other Matters, page 66

5.
Please tell us the impact the restatement had on your 1997, 1998, 1999, 2000, 2001 and 2002 financial statements. For each item restated, tell us the amount, the financial statement line item affected and the reason for the restatement.

Please see Appendix 1. The Company did not restate fiscal years 1997 and 1998 and completed a balance sheet restatement as of the end of fiscal year 1999 as five years of financial data were required in Item 6. Selected Financial Data.

6.	Please tell us why the long term classification was appropriate for the senior secured credit facility as the date of the balance sheet. Refer to FAS 78 and EITF 86-30 in your response.

The balance outstanding on the senior secured credit facility as of January 30, 2005 was $29.0 million. The Summary of FAS 78 states “Short-term obligations expected to be refinanced on a long-term basis, including those callable obligations discussed herein, continue to be classified in accordance with FASB Statement No. 6, Classification of Short-Term Obligations Expected to Be Refinanced.” In addition, EITF 86-30 presents Issue No. 5, similar to the Company’s situation, which states, “5. The borrower is in violation of the current covenant requirement at the balance sheet date and, subsequent to the balance sheet date but prior to issuance of the financial statements, obtains a waiver. The same or a more restrictive covenant must be met at the compliance date in three months, and it is probable that the borrower will fail to meet that requirement at that subsequent date.” In the EITF Discussion, the Company was again referred to FAS 6: “However, under scenarios 4 and 5, if the debt is expected to be refinanced on a long-term basis and the borrower meets the provisions of Statement 6, the debt would be classified as noncurrent.” FAS 6 states in paragraph 9, “A short-term obligation other than one classified as a current liability in accordance with paragraph 8 shall be excluded from current liabilities only if the conditions in paragraphs 10 and 11 are met.” Paragraphs 10 and 11 continue: “10. The enterprise intends to refinance the obligations on a long-term basis. 11. The enterprise’s intent to refinance the short-term obligation on a long-term basis is supported by an ability to consummate the refinancing demonstrated in either of the following ways: a. Post-balance-sheet-date issuance of a long-term obligation or equity securities. After the date of an enterprise’s balance sheet but before that balance sheet is issued, a long-term obligation or equity securities have been issued for the purpose of refinancing the short-term obligation on a long-term basis…” As disclosed in Note 17 to the Company’s financial statements for the fiscal year ended January 30, 2005, the Company successfully completed before the balance sheet was issued the necessary post balance sheet date issuance of a long-term obligation for the purpose of refinancing the senior secured credit facility. Given these facts and circumstances, the Company classified the balance outstanding on the senior secured credit facility at January 30, 2005 as long-term.

7.	We note that your auditor issued an opinion expressing a going concern on your operating subsidiary. Please tell us why you did not have a going concern uncertainty.

Because of the refinancing which occurred on July 15, 2005, the Company determined that Portrait Corporation of America, Inc. would be able to continue as a going concern at least twelve months beyond the latest balance sheet date presented, January 30, 2005. Although such conclusions had been reached, the Company considered it appropriate to disclose in its Consolidated Financial Statements the referenced opinion with regard to the Company’s operating subsidiary, which opinion was issued in connection with, but prior to the consummation of, the Company’s July 15, 2005 refinancing.

Note 9. Commitments and Contingencies, page 76

8.
We note that you have entered into leases with Wal-Mart for the Hometown Threads business. Please tell us how you account for the rent paid by franchisees to Wal-Mart and the basis for your accounting.

For the fiscal year ended January 30, 2005, the Company accounted for the rent paid by the franchisees as a credit in general and administrative expenses. The Company did not gross up the $0.1 million, as it was deemed immaterial.

Form 10-Q for the Fiscal Quarter Ended July 31, 2005

Management’s Plan, page 6

9.
Describe your assessment of the likelihood that your plan can be effectively implemented. Also discuss your ability to generate sufficient cash to support your operations during the twelve-month period following the date of your most recent balance sheet presented.

While management believes its plans to mitigate the significant decline in the Company’s operations and liquidity position are reasonable and have a reasonable likelihood of success, management cannot give assurance that these plans will ultimately prove successful, because they are subject to a number of risks and uncertainties beyond its control, including those discussed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Forward Looking Statements” in its Form 10-Q for the quarter ended July 31, 2005 and under “Business—Risk Factors” in its Form 10-K for the year ended January 30, 2005.

Management’s initiatives to improve results from operations and cut expenses will be critical to the Company’s ability to generate sufficient cash to support operations for the twelve months beyond July 31, 2005. In addition to operational cash requirements, during fiscal 2006 the Company will be required to pay $20.7 million of interest bearing extended vendor payables. The continuation or exacerbation of the adverse business conditions the Company has recently experienced would require the Company to seek additional funds from external sources in order to meet its liquidity requirements. Management has no current arrangements with respect to sources of additional financing, and the covenants in the Company’s new senior secured revolving credit facility and instruments governing its other debt, including the indenture governing the senior secured notes, currently limit the Company’s ability to incur more debt. Management’s failure to improve the Company’s results of operations, as well as its existing substantial indebtedness, would likely make it more difficult and expensive for management to raise additional capital that may be necessary to continue operations. In such event, the Company’s ability to obtain additional funds would depend on the various business and credit market conditions prevailing at the time, which are difficult to predict and many of which are out of the Company’s control. Management has discussed additional risks related to the Company’s ability to generate cash from operations and to the Company’s substantial indebtedness under “Business--Risk Factors” in its Form 10-K for the fiscal year ended January 30, 2005. More information regarding the Company’s liquidity position is set forth in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Forward Looking Statements” in the Company’s Form 10-Q for the quarter ended July 31, 2005.

Note 11. Commitments and Contingencies, page 12

10.	Please disclose “an estimate of the possible loss or range of loss or state that such an estimate cannot be made” under paragraph 10 of FAS 5.

Such an estimate cannot be made at this time.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•
comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration,

Sincerely,

/s/William J. Billiard
William J. Billiard
Senior Vice President, Interim Chief Financial
Officer/Corporate Controller

cc:  R. David Alexander, Portrait Corporation of America, Inc.
    Bob Wren, Portrait Corporation of America, Inc.
    John Klein, Jupiter Partners

Appendix 1

Portrait Corporation of America, Inc.
Restatement Summary

Fiscal Year	1999			2000			2001			2002

	Previously	As		Previously	As		Previously	As		Previously	As
	Reported	Restated	Reason for restatement	Reported	Restated	Reason for restatement	Reported	Restated	Reason for restatement	Reported	Restated	Reason for restatement

Balance Sheet:

Cash and cash equivalents							2,885	2,870	Discrepancy between reported and Mexico general ledger balance	2,522	2,515	Discrepancy between reported and Mexico general ledger balance
Accounts receivable							1,493	1,300	Discrepancy between reported and Mexico general ledger balance	1,723	1,860	Discrepancy between reported and Mexico general ledger balance
Prepaid expenses and other assets							3,022	2,654	Discrepancy between reported and Mexico general ledger balance/fixed asset reclass errors	2,971	2,357	Discrepancy between reported and Mexico general ledger balance/fixed asset reclass errors
Total current assets							17,011	16,435	Discrepancy between reported and Mexico general ledger balance/fixed asset reclass errors	22,061	21,577	Discrepancy between reported and Mexico general ledger balance/fixed asset reclass errors
Property and equipment, cost	127,247	126,663	Error in capitalization of new studio openings	130,030	129,172	Error in capitalization of new studio openings	142,396	141,375	Error in capitalization of new studio openings	159,133	158,285	Error in capitalization of new studio openings
Accumulated depreciation	79,388	79,354	Error in depreciating fixed assets	82,989	82,997	Error in depreciating fixed assets	91,500	91,566	Error in depreciating fixed assets	101,371	101,504	Error in depreciating fixed assets
Property and equipment, net	47,859	47,309	Capitalization/depreciation errors	47,041	46,175	Capitalization/depreciation errors	50,896	49,809	Capitalization/depreciation errors	57,762	56,781	Capitalization/depreciation errors
Other assets							199	202	Discrepancy between reported and Mexico general ledger balance	39	16	Discrepancy between reported and Mexico general ledger balance
Total assets	137,924	137,374	Capitalization/depreciation errors	126,752	125,886	Capitalization/depreciation errors	130,954	129,294	Capitalization/depreciation errors/general ledger discrepancies	152,469	150,981	Capitalization/depreciation errors/general ledger discrepancies

Accounts payable--trade							24,056	24,152	Discrepancy between reported and Mexico general ledger balance	26,627	26,568	Discrepancy between reported and Mexico general ledger balance
Accrued insurance							3,120	3,153	Discrepancy between reported and Mexico general ledger balance	3,960	3,955	Discrepancy between reported and Mexico general ledger balance
Accrued income taxes										495	542	Discrepancy between reported and Mexico general ledger balance
Accrued compensation							4,857	4,855	Discrepancy between reported and Mexico general ledger balance	4,740	4,754	Discrepancy between reported and Mexico general ledger balance
Other accrued liabilities										9,853	9,833	Discrepancy between reported and Mexico general ledger balance
Total current liabilities							66,630	66,757	Discrepancy between reported and Mexico general ledger balance	57,853	57,830	Discrepancy between reported and Mexico general ledger balance
Total liabilities							300,656	300,783	Discrepancy between reported and Mexico general ledger balance	278,797	278,774	Discrepancy between reported and Mexico general ledger balance
Accumulated deficit	(147,086)	(147,636)	Capitalization/depreciation errors	(162,356)	(163,222)	Capitalization/depreciation errors	(182,173)	(183,818)	Fixed asset errors and general ledger discrepancies	(168,229)	(169,815)	Fixed asset errors and general ledger discrepancies
Accumulated other comprehensive loss							(518)	(660)	Miscalculation of foreign currency translation adjustment	(419)	(298)	Miscalculation of foreign currency translation adjustment
Total shareholders' deficiency	(144,481)	(145,031)	Capitalization/depreciation errors	(160,006)	(160,872)	Capitalization/depreciation errors	(177,390)	(179,177)	Net of items	(141,328)	(142,793)	Net of items
Total liabilities and shareholder's deficiency	137,924	137,374	Capitalization/depreciation errors	126,752	125,886	Capitalization/depreciation errors	130,954	129,294	Net of items	152,469	150,981	Net of items

Income Statement:

Cost of sales							191,658	192,362	General ledger discrepancies/depreciation errors	219,872	219,551	General ledger discrepancies/depreciation errors
Gross profit							66,745	66,041	General ledger discrepancies/depreciation errors	76,744	77,065	General ledger discrepancies/depreciation errors
General and administrative				34,230	34,546	Capitalization/depreciation errors	37,450	37,652	General ledger discrepancies/depreciation errors	41,090	41,300	General ledger discrepancies/depreciation errors
Income from operations				19,391	19,075	Capitalization/depreciation errors	27,324	26,418	General ledger discrepancies/depreciation errors	35,462	35,573	General ledger discrepancies/depreciation errors
Interest income							44	46	General ledger discrepancies
Income (loss) before income taxes				(9,716)	(10,032)	Capitalization/depreciation errors	(17,385)	(18,289)	General ledger discrepancies/depreciation errors	(493)	(382)	General ledger discrepancies/depreciation errors
Income tax benefit (provision)							(168)	(43)	General ledger discrepancies	14,869	14,817	General ledger discrepancies
Net income (loss)				(15,258)	(15,574)	Capitalization/depreciation errors	(19,281)	(20,060)	General ledger discrepancies/depreciation errors	14,376	14,435	General ledger discrepancies/depreciation errors